UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  033-04460

TASTY FRIES, INC.. (Exact name of registrant as specified in its charter)
190 North Canon Drive, Suite 420 Beverly Hills, California 90210 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, Par Value $0.001 Per Share (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(i)	/ /
Rule 12g-4(a)(1)(ii)	/X /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certificate or notice date:

Pursuant to the requirements of the Securities Exchange Act of 1934, Tasty fries, Inc.., a Nevada corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

**EXPLANATORY NOTE: This Amendment No. 2 to Form 15 is being filed to again amend the Amendment No. 1 to Form 15 filed January 19, 2007 (the "Amended Filing No. 1"), with the Securities and Exchange Commission.   This Amendment No. 2 corrects the approximate number of shareholders.  As of the date of the Original Filing Tasty Fries, Inc. had approximately 3,1985 stockholders of record, thereby making the use of Form 15 inapplicable.

The Original Filing and Amended Filing No. 1 is hereby superseded and revoked with respect to the information set forth in this Amendment No. 2. Tasty Fries, Inc.. will be required to submit filings under Section 12g of the Securities Exchange Act of 1934, as amended.

Date:	January 22, 2007	By:	JEFFREY VOLPE President